UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: April 4, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

This report on Form 6-K, excluding the Press Release filed as Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. (the “Company” or “Cellectis”) on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884,  333-222482, 333-227717, 333-258514 and 333-267760), to the extent not superseded by documents or reports subsequently filed.

Update Regarding Finance Contract and Warrant Agreement with European Investment Bank

On March 30, 2023, the Company and EIB entered into a Subscription Agreement for Warrants to be Issued by Cellectis S.A. (the “Warrant Agreement”), the execution of which was a condition precedent to the Company’s ability to draw amounts under the Finance Contract, and the Company announced the drawdown of the first tranche under the Finance Contract in the amount of €20 million (“Tranche A”), expected to be disbursed by the EIB in early April 2023.

The disbursement of Tranche A is subject to, among other conditions, the issuance of the specified number of warrants to EIB (“Tranche A Warrants”), and the satisfaction by a licensee of the Company of a specified clinical milestone, which, as of the date of this report, have been satisfied. In particular, on March 28, 2023, the Company issued 2,799,188 Tranche A Warrants to EIB, representing 5.0% of the Company’s outstanding share capital as at their issuance date.

Tranche A will mature six years from the disbursement date and interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8.0% per annum.

The EIB may cancel any undisbursed amount of Tranche A upon the occurrence of, or any event or circumstance that would, with notice or the passage of time constitute, any event of default or mandatory prepayment event. In the event of such a cancellation by the EIB prior to the expiration of a period of three years after disbursement of Tranche A.

Mandatory prepayment events include: (i) any reduction in the total cost of the Company’s R&D activities such that the €40.0 million amount of the Finance Contract, together with certain other funds from the European Union, exceeds specified percentages of the aggregate cost of the Company’s R&D activities, in which case the prepayment amount shall be the amount by which such limits are exceeded, together with accrued interest and all other accrued and outstanding amounts, (ii) any voluntary prepayment, in whole or in part, by the Company or its subsidiaries has occurred or is likely to occur of any indebtedness or other repayment obligation granted by a party other than the EIB, in which case the prepayment amount shall be proportionate to the prepaid amount of such non-EIB indebtedness, together with accrued interest, (iii) any change of control of the Company or any change in law or regulation that would materially impair the Company’s or the guarantors’ ability to perform under the Finance Contract, in which case the prepayment amount shall be the full outstanding amount, together with accrued interest and all other accrued and outstanding amounts, and (iv) any event that renders performance under the Finance Contract unlawful, in which case the prepayment amount shall be the full outstanding amount, together with accrued interest and all other accrued and outstanding amounts, and the remaining undisbursed portion shall be cancelled. In addition, Tranche A may be voluntarily prepaid by the Company, in whole or in part, upon 30 days’ notice. Except in connection with a prepayment pursuant to clause (iii) or (iv), all prepayments prior to the expiration of a period of three years after disbursement of Tranche A are subject to a prepayment fee representing a low single-digit percentage of the prepayment amount, which steps down at each anniversary of the applicable disbursement date.

The Finance Contract also includes customary events of default, including: payment defaults; defaults arising from the provision of incorrect, incomplete or misleading representations to the EIB; cross defaults resulting in acceleration or cancellation of any other loan or obligation; cross defaults with respect to any other obligation granted by the EIB or the European Union; the occurrence of any material adverse change; any Tranche A Warrants ceasing to be in full force and effect (other than as a result of exercise), and certain bankruptcy and insolvency events of default. Upon the occurrence of an event of default, the EIB may demand immediate repayment by the Company of all or part of the outstanding funds, together with accrued interest, and all other accrued or outstanding amounts under the Finance Contract.

The Warrant Agreement

The Warrant Agreement establishes the terms and conditions of the EIB Warrants.

The number of warrants to be issued will be determined as follows: (i) with respect to Tranche A, 2,799,188 Tranche A Warrants, representing 5.0% of the Company’s outstanding share capital as indicated above; (ii) with respect to a second tranche of €15.0 million (“Tranche B”), (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche B disbursement exceeds €42,500,000, an aggregate number of warrants equal to 15,000,000 divided by the product of the average price of the ordinary shares for the five trading days prior to issuance (the “5-Day AP”) multiplied by 4.0 and (b) otherwise, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day AP multiplied by 3.75; and (iii) with respect to a third tranche of €5.0 million (“Tranche C”), (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche C disbursement exceeds €70,000,000, an aggregate number of warrants equal to 5,000,000 divided by product of the 5-Day AP multiplied by 4.75; and (b) otherwise, an aggregate number of warrants equal to 5,000,000 divided by the product of the 5-Day AP multiplied by 4.25.

The EIB Warrants will have an exercise price per share equal to €1.92, corresponding to 99% of the weighted average price per share of Cellectis over the last 3 trading days prior to their issuance. Each EIB Warrant will entitle its holder to one ordinary share of the Company in exchange for the exercise price, subject to all applicable adjustments. The EIB Warrants with respect to Tranche B and Tranche C are only issuable if the Company elects to drawdown such tranches.

The EIB Warrants expire on the twentieth anniversary of their issuance date at which time they will be automatically deemed null and void. Any outstanding EIB Warrants will become exercisable upon the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of the assets of Cellectis and its subsidiaries, (v) a debt repayment event—i.e., any mandatory repayment pursuant to the Finance Contract or any voluntary payment of more than 75% of any Tranche—in respect of one or more Tranches, or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Contract (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, the EIB may exercise a put option by which the EIB may request the Company to repurchase all or part of such then-exercisable EIB Warrants. The exercise of such put options would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by EIB pursuant to the Finance Contract, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, in the context of a group of specified Company shareholders acting in concert, the Company shall be entitled to repurchase all, but not less than all, of the EIB Warrants at a price equal to the greater of (a) 0.3 times the amount disbursed under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants) and (b) the fair market value of the EIB Warrants.

The Company has also a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal do not apply if the contemplated sale occurs within the scope of a public take-over bid by a third-party.

Subject to the right of first refusal and compliance with applicable securities laws, the EIB Warrants may be transferred following an Exercise Event, to certain affiliates of EIB, or otherwise with the prior written approval of the Company.

The Warrant Agreement provides for customary anti-dilution adjustments in connection with changes to the structure of the Company’s share capital.

In connection with the Warrant Agreement, the Company agreed to certain customary affirmative and negative undertakings. The negative undertakings include: restrictions on certain dispositions of assets by the Company and its subsidiaries and restrictions on the Company and its subsidiaries making specified restricted payments, including loan repayments, dividends and share repurchases.

The Warrant Agreement contains certain customary representations and warranties by the Company and is governed by French law.

The description of the terms and conditions of the Finance Contract and the Warrant Agreement do not purport to be complete and are qualified by reference in their entirety by reference to the terms of the Finance Contract, a copy of which is attached to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 14, 2023 (the “Form 20-F”). Additional details regarding the Finance Contract are included in the Form 20-F.

The issuance of the Warrants is, and the issuance of ordinary shares of the Company upon exercise of the Warrants will be, made in accordance with the requirements of Regulation S under the Securities Act.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated April 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A
(Registrant)

Date: April 4, 2023
	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer